05037819

SECURITI... ...ON
Washington, D.C. 20549

RECEIVED FEB 2 8 2005 SEC MAIL PROCESSING SECTION 213 WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15264

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Select Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Newport Center Drive
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Adrian S. Griggs (949) 219-5364
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

695 Town Center Drive (Address) Costa Mesa (City) CA (State) 92626 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gerald William Robinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Select Distributors, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

Chairman & CEO

Title

[signature] SUSAN SUPO CHEN

Notary Public

SEC MAIL RECEIVED PROCESSING
FEB 28 2005
WASH. D.C. 213 SECTION

PACIFIC SELECT DISTRIBUTORS, INC.
AND SUBSIDIARIES
(SEC I.D. No. 8-15264)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Pacific Select Distributors, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Pacific Select Distributors, Inc. and Subsidiaries (the Company) as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Pacific Select Distributors, Inc. and Subsidiaries as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2005

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS	
Cash and cash equivalents	$78,250,481
Restricted cash	173,700
Commissions and fees receivable	13,138,383
Receivables from customers	12,033,077
Other receivables	8,421,853
Investments, at estimated fair value	2,198,956
Securities owned and pledged, at estimated fair value	9,878,638
Other investments	1,302,897
Property, net	3,946,532
Deferred tax asset, net	3,200,926
Goodwill	23,205,514
Other assets	9,025,513
TOTAL ASSETS	$164,776,470
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Commissions and fees payable	$32,188,181
Accounts payable and accrued liabilities	24,806,704
Line of credit	15,700,000
Payables to affiliates, net	4,433,830
Other liabilities	5,161,595
Total Liabilities	82,290,310
Commitments and contingencies (Note 10)	
Minority interest	941,492
Stockholder's Equity:	
Common stock - $1 par value; 25,000 shares authorized; 1,000 shares issued and outstanding	1,000
Paid-in capital	83,256,950
Accumulated deficit	(1,713,282)
Total Stockholder's Equity	81,544,668
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$164,776,470

See Notes to Consolidated Statement of Financial Condition

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DESCRIPTION OF BUSINESS

Pacific Select Distributors, Inc. (PSD) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). PSD is a wholly owned subsidiary of Pacific Life Insurance Company (Pacific Life). PSD primarily serves as the underwriter/distributor of registered investment-related products and services, principally variable life and annuity contracts issued by Pacific Life, and is the parent company to several subsidiaries, including other broker-dealers. PSD is also the distributor of the Pacific Funds, a multi-class, open-end investment management company. Pacific Life is the investment adviser to the Pacific Funds.

BASIS OF PRESENTATION

The accompanying consolidated statement of financial condition of Pacific Select Distributors, Inc. and Subsidiaries (the Company) has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities. The accompanying consolidated statement of financial condition includes the accounts of PSD and its wholly owned subsidiaries, Mutual Service Corporation (MSC), Associated Financial Group, Inc. (AFG), M.L. Stern & Co., LLC (MLS), United Planners' Group, Inc. (UPG) and its majority owned subsidiary, Waterstone Financial Group, Inc. (WFG). All significant intercompany items have been eliminated.

MSC is a broker-dealer and parent to several subsidiaries, including Contemporary Financial Solutions, Inc., a broker-dealer. AFG is a holding company to several subsidiaries, including Associated Securities Corp., a broker-dealer, and Associated Planners Investment Advisory Inc., an investment advisory firm registered with the SEC under the Investment Advisers Act of 1940. MLS is a broker-dealer and parent of Tower Asset Management, LLC, a registered investment advisor. UPG owns a majority interest in, and is the general partner of, a broker-dealer limited partnership, United Planners' Financial Services of America (UPFSA). WFG is a broker-dealer.

Minority interest represents the minority common stock ownership of WFG, net of tax.

NEW ACCOUNTING PRONOUNCEMENT

Effective June 1, 2003, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 was effective on June 1, 2003 for financial instruments entered into or modified after May 31, 2003, except for mandatorily redeemable financial instruments of nonpublic entities (Redeemable Instruments), which become effective January 1, 2004. UPFSA's limited partners' capital is considered a Redeemable Instrument. As a result of the adoption of SFAS No. 150, UPFSA's limited partners' capital as of December 31, 2004 of $1,101,799 is included in other liabilities on the consolidated statement of financial condition.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all investments with an original maturity of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

COMMISSIONS AND FEES RECEIVABLE AND PAYABLE

Commissions and fees receivable primarily represent commissions and fees due the Company from the sale of financial products. Commissions and fees payable represent amounts due to the Company's sales representatives in connection with the sales of financial products.

RECEIVABLES FROM CUSTOMERS

Receivables from customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the consolidated statement of financial condition.

INVESTMENTS, AT ESTIMATED FAIR VALUE

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Gains or losses on securities sold are based on the specific identification method.

Investments, at estimated fair value consist of the following securities as of December 31, 2004:

Mutual funds	$1,990,680
Equity securities	181,637
Asset-backed securities	24,594
U.S. government securities and corporate bonds	2,045
Total investments (cost, $2,171,893 as of December 31, 2004)	$2,198,956

SECURITIES OWNED AND PLEDGED, AT ESTIMATED FAIR VALUE

Securities owned and pledged and securities sold are recorded at fair value as determined by nationally published quotation services and by MLS, which operates as a market maker in municipal and corporate bond securities.

Securities owned and pledged, at estimated fair value, consist of proprietary positions in the following securities as of December 31, 2004:

State and municipal obligations	$9,306,044
U.S. and Canadian government obligations	436,206
Corporate obligations	117,292
Equity securities	19,096
	$9,878,638

The municipal and corporate obligations are valued by MLS, which serves as a market maker in these securities. All of these securities owned are pledged as collateral for a portion of MLS's line of credit.

OTHER INVESTMENTS

During 2004, PSD entered into a Membership Interest Purchase Agreement for the purchase of a 15% interest in Advanced Financial Solutions, LLC, a broker-dealer, for $1,000,000. PSD has a First Call Option to purchase an additional 40% interest by 2008 and a Second Call Option to purchase the remaining 45% interest by 2011. This investment is recorded at an estimated fair value of $1,000,000 as of December 31, 2004.

WFG has an investment in short-term certificates of deposit totaling $210,000 as of December 31, 2004. The certificates of deposit are carried at cost, which approximates fair value. The certificates of deposit bear interest at market rates.

MSC has a 49.9% and a 25% ownership interest in Series A and Series B stock, respectively, in a company that offers residential mortgage loan products. MSC accounts for its investment in the joint venture under the equity method of accounting, as MSC does not have control of the entity. Investment in the joint venture amounted to $92,897 as of December 31, 2004.

PROPERTY

Property is recorded at cost and depreciated or amortized using the straight-line or accelerated methods over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements. Computer software is amortized using the straight-line method over 3 years. As of December 31, 2004, the Company had capital lease obligations of $36,126.

LONG-LIVED ASSETS

In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated discounted future cash flows associated with the asset are compared to the assets' carrying amount to determine if a write-down is necessary.

GOODWILL

Various acquisitions by the Company have been accounted for using the purchase accounting method. Goodwill is no longer amortized and is tested for impairment annually.

INCOME TAXES

PSD and its includable subsidiaries are included in the consolidated Federal income and combined California franchise tax returns of Pacific Mutual Holding Company, its ultimate parent. PSD and certain of its subsidiaries also file separate non California state tax returns. PSD and its subsidiaries are allocated an expense or benefit based principally on the effect of including their operations in the consolidated and combined returns. In connection with this allocation, the effective tax rate utilized is required to reflect both changes in statutory tax rates and taxable income allocated to each state. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their

respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RESTRICTED CASH

As of December 31, 2004, MSC and MLS have restricted cash of $50,000 and $123,700, respectively in special reserve bank accounts for the exclusive benefit of customers. These amounts were in excess of that prescribed by the Customer Protection Rule (Rule 15c3-3) of the SEC.

3. ACQUISITION

In April 2004, PSD acquired MLS, from Pacific LifeCorp, in an intercompany transaction. MLS was a wholly owned subsidiary of Pacific LifeCorp. Pacific LifeCorp is Pacific Life's parent. The net cash purchase price of $11,603,253 was based on MLS's book value of $11,869,972 as of March 31, 2004, net of a deferred tax liability included in the transfer of $266,719.

4. PROPERTY

As of December 31, 2004, the components of property, net, are as follows:

Furniture and equipment	$12,289,906
Computer software	5,684,717
Leasehold improvements	1,304,390
Other	945,875
Total property	20,224,888
Less accumulated depreciation and amortization	16,278,356
Property, net	$3,946,532

5. LINE OF CREDIT

MLS has a broker lending agreement with a bank for a $25,000,000 line of credit, of which $15,700,000 was drawn as of December 31, 2004. The line of credit bears interest at the Federal funds rate plus a spread; such rates reset daily and was 3.24% as of December 31, 2004. The lending agreement requires monthly interest only payments and has no specified maturity. The lending agreement allows MLS to borrow funds against pledged proprietary and customer securities. As of December 31, 2004, the line of credit balance related to customer margin transactions was $7,350,000, which was fully collateralized with customer securities. The remaining amounts borrowed under the

line of credit related to MLS transactions that were fully collateralized by proprietary positions pledged by MLS.

Under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB statement No. 125,* MLS is required to report the values of securities that it has received as collateral and that can in turn be used (or repledged) by MLS to generate financing, such as securities lending, or to fulfill either client-originated or proprietary short sale transactions. MLS is also required to disclose the value of such securities that it has actually repledged as of the reporting date. MLS provides margin loans to its clients, which are collateralized by securities in their brokerage accounts. These clients have agreed to allow MLS to sell or repledge those securities in accordance with Federal regulations. As of December 31, 2004, MLS was allowed, under such regulations, to sell or repledge customer securities with a market value of $10,275,402. Of this amount, $10,253,126 has been pledged or sold as of December 31, 2004, in connection with bank borrowing and deposits with clearing organizations.

6. INCOME TAXES

The deferred tax asset, net, as of December 31, 2004, is comprised of the following tax effected timing differences:

Deferred compensation	$2,579,767
Reserves and allowances	1,896,138
Net operating loss	146,422
State income taxes	(158,284)
Depreciation	(1,203,910)
Other	(59,207)
Deferred tax asset, net	$3,200,926

The deferred tax asset component related to a net operating loss assumed in an acquisition of a subsidiary in 1996, is a future tax benefit that will expire in 2010 and is based on the net operating loss realizable under Section 382 of the Internal Revenue Code.

7. NET CAPITAL REQUIREMENT

PSD is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. PSD has elected to use the alternative method, which requires PSD to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. As of December 31, 2004 PSD's net capital was in excess of its required minimum by $5,279,855.

All of PSD's broker-dealer subsidiaries complied with their respective net capital provisions of Rule 15c3-1 during 2004.

8. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

PSD is exempt from the provisions of Rule 15c3-3, paragraph k(2)(i), under the Securities Exchange Act of 1934, from filing the Computation for Determination of Reserve Requirement for Brokers and

Dealers as PSD does not carry customers' securities accounts and does not receive or hold customers' securities. Consequently, PSD has nothing to report with respect to information relating to possession or control of customers' fully paid or excess margin securities.

9. RELATED PARTY TRANSACTIONS

Pacific Life provides the Company with certain marketing and administrative services and offers participation in certain benefit plans, including a defined benefit employee retirement plan and a 401(k) defined contribution plan. Certain of PSD's subsidiary employees also participate in a deferred compensation plan provided by the subsidiary (DC Plan). Payment of this DC Plan liability is guaranteed by PSD in the event the subsidiary is not able to fulfill its obligations under the DC Plan. Due to PSD's guarantee, the balance of the DC Plan of $2,840,568 as of December 31, 2004, is treated as a deduction to PSD's regulatory net capital (Note 7).

PSD has a commitment from Pacific Life for additional capital funding as may be required.

10. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

PSD's subsidiaries lease office facilities and equipment under operating lease agreements. Future aggregate minimum rental payments on the noncancelable operating leases are as follows:

Year Ending December 31:	
2005	$3,942,429
2006	3,551,801
2007	1,261,483
2008	994,176
2009	872,930
Thereafter	2,835,957
Total minimum payments	$13,458,776

The Company provides routine indemnifications relating to lease agreements. The estimated maximum potential amount of future payments under these obligations is not determinable due to lack of a stated maximum liability for certain matters and therefore no related liability has been recorded. Management believes that judgments, if any, against the Company related to such matters would not have a material impact on the Company's consolidated financial position or results of operations.

LITIGATION

During 2004, certain customers of a former representative filed an action against MSC and the former representative alleging improper investment activity. As of December 31, 2004, MSC estimated and accrued a reserve of $7,225,000 related to this action. Anticipated insurance recoveries of $4,450,000 have also been recorded as of December 31, 2004.

Subsequent to December 31, 2004, a tentative settlement was reached, subject to formal documentation and signing. Management believes that any additional loss related to the settlement of this action,

including the impact of anticipated insurance proceeds, will not have a material impact on the Company's consolidated financial position or results of operations.

Certain of PSD's subsidiaries are defendants in lawsuits arising in the normal course of business. It is the opinion of management that the amount of losses, if any, resulting from this litigation will not be material to the Company's consolidated financial position or results of operations.

FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET CREDIT RISK

As securities brokers, PSD's subsidiaries are engaged in buying and selling securities for a diverse group of customers including financial institutions. PSD's subsidiaries introduce these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

PSD's subsidiaries exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations, pursuant to securities transactions, can be directly impacted by volatile trading markets, which may impair their ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between PSD's subsidiaries and their clearing agents provide that PSD's subsidiaries are obligated to assume any exposure related to such nonperformance by their customers. PSD's subsidiaries monitor their customer activity by reviewing information they receive from their clearing agents on a daily basis, and seek to control the aforementioned risks by requiring the registered representatives to compensate PSD's subsidiaries for nonperformance by the customer.

At certain of PSD's subsidiaries, customer securities transactions may be performed on a cash or margin basis. In margin transactions, these subsidiaries extend credit to their customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, these subsidiaries execute and clear customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis, subject to individual exchange regulations. Such transactions may expose these subsidiaries to off balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, these subsidiaries may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. These subsidiaries seek to control the risk associated with their customer's activities by requiring customers to maintain margin collateral in excess of regulatory guidelines. These subsidiaries monitor required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral, or to reduce positions, when necessary.

Customer financing and securities settlement activities require certain of PSD's subsidiaries to pledge customer securities as collateral in support of various secured financing sources, such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, these subsidiaries may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy customer's obligations. These subsidiaries control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, these subsidiaries establish credit limits for such activities and monitors compliance on a daily basis.

11. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

A summary of condensed consolidating financial information for PSD and Subsidiaries as of and for the year ended December 31, 2004 is as follows:

Statement of Financial Condition	PSD	Subsidiaries	Eliminations	Consolidated
ASSETS				
Cash and cash equivalents	$30,443,523	$47,806,958		$78,250,481
Commissions and fees receivable	1,611,578	11,526,805		13,138,383
Receivables from customers		12,033,077		12,033,077
Investments in consolidated subsidiaries	63,756,534		($63,756,534)	
Goodwill	682,643	22,522,871		23,205,514
Other assets	6,438,069	31,710,946		38,149,015
TOTAL ASSETS	$102,932,347	$125,600,657	($63,756,534)	$164,776,470
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities:				
Commissions and fees payable	$18,537,137	$13,651,044		$32,188,181
Accounts payable and accrued liabilities	1,172,072	26,184,330	($2,549,698)	24,806,704
Line of credit		15,700,000		15,700,000
Payables to affiliates, net	554,349	3,879,481		4,433,830
Other liabilities	1,124,121	4,037,474		5,161,595
Total Liabilities	21,387,679	63,452,329	(2,549,698)	82,290,310
Commitments and contingencies				
Minority interest			941,492	941,492
Stockholder's Equity:				
Common stock	1,000	223,373	(223,373)	1,000
Paid-in capital	83,256,950	45,393,015	(45,393,015)	83,256,950
Retained earnings (accumulated deficit)	(1,713,282)	16,531,940	(16,531,940)	(1,713,282)
Total Stockholder's Equity	81,544,668	62,148,328	(62,148,328)	81,544,668
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$102,932,347	$125,600,657	($63,756,534)	$164,776,470

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

February 24, 2005

Board of Directors
Pacific Select Distributors, Inc.
700 Newport Center Drive
Newport Beach, California 92660

In planning and performing our audit of the consolidated financial statements of Pacific Select Distributors, Inc. (PSD) and subsidiaries (the "Company") for the year ended December 31, 2004, on which we issued our report dated February 24, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by PSD that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by PSD in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because PSD does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of PSD is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which PSD has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of PSD's internal control would not necessarily disclose all matters in PSD's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving PSD's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that PSD's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP